File No. 82-34700

RECEIVED
2005 NOV 28 A 11:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Airspray®

For more information please contact:
Airspray International Inc.
Robert Brands 954/972-7750
Martin Kleinman 718/398-4009
e-mail: r.brands@airsprayintl.com
mkleinman@nyc.rr.com

SUPPL

FOR IMMEDIATE RELEASE
November 22, 2005

AIRSPRAY INSTANT FOAMING TECHNOLOGY USED IN DENTAL CARE MARKET

05012812


TOOTHFOAM
Ofresh
TOOTHFOAM
Ofresh
TOOTHFOAM
Ofresh
Kids
TOOTHFOAM
Ofresh
Kids

NOV 29 2005

Alkmaar, The Netherlands, November 22, 2005 – Airspray instant-foam dispensing technology continues to penetrate new consumer product categories worldwide, as evidenced by the recent introduction of ***O-fresh Toothfoam*** in the Pacific Rim.

Researched and developed in the United States, this product represents a new concept in total oral hygiene and dental care, and is marketed as a multi-use product (teeth cleaning, breath freshener and denture cleaning).

dlw 11/29

The sole agent for ***O-fresh***, BCF International, has introduced the brand in Asia, initially in Hong Kong, and is widely distributed in the region's leading retail chains, including Watsons, Circle K, and UNY.

The launch underscores the potential for yet other new, instant-foam oral hygiene products, industry observers believe. In mature categories with infrequent innovations, such as toothpaste, consumers have responded well to the introduction of instant foam variants.

The Airspray one-touch mechanical pump used in the new foaming oral hygiene foams from ***O-fresh*** is based upon the mini foamer with a one or two oz. bottle. The new instant-foam Toothfoam offers consumer value-added in terms of gentle, deep-cleaning formulation that efficiently washes away bacteria, freshens breath and provides an enhanced oral hygiene experience.

Previously, Airspray one-touch foamers were used in professional dental care applications, like professional fluor treatments. The ***O-fresh*** product represents the first consumer-based product in the dental care market.

See: http://www.ofresh.biz/toothfoam-1.htm

ABOUT AIRSPRAY

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

Airspray offers the industry's widest range of value-added mechanical foam dispensers, with over 20 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Bristol-Myers, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever, and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.biz.

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